29


05009351

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intl Northair Mines

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUN 30 2005

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 305

FISCAL YEAR 2-28-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/29/05





INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

2005 ANNUAL REPORT

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Letter to the Shareholders

During the past fiscal year, the Company has continued its Mexican exploration focus. The generative program has been intensified and has successfully identified several potential acquisition candidates. Exploration activities also continued on a number of the Company's projects with encouraging results.

During the first quarter of fiscal 2005, Northair conducted an initial drill program at the El Tesoro Project in Durango. Although results were generally positive, they failed to demonstrate continuity of high grade gold within the numerous vein systems. The Company concluded that the exploration results did not justify continued high option payments on the four privately held concessions. Although these four option agreements were terminated, Northair maintains its wholly owned concessions which total nearly 3000 hectares within the property. This remaining property position controls the un-drilled G Zone, as well as prospective ground containing strong stream sediment anomalies. The Company is presently assessing its plans for the property.

At the Sierra Rosario Project in Sinaloa, Sparton Resources Inc., who has an option to earn a 51% interest from the Company, is currently engaged in an aggressive exploration program. Sparton has reported encouraging exploration results from new zones of mineralization within the property, and have indicated that drilling is anticipated.

Exploration work completed at the Company's Las Moras Project in Durango, has defined a high grade gold zone which is exposed only in limited outcrop. An expanded soil sampling grid program over this zone has defined an approximate 150 x 100 meter area exceeding 0.1 g/t gold, indicating that the zone could be significantly larger than exposed. Further work is necessary to confirm the significance of this occurrence.

We anticipate an exciting year to come, with the acquisition of additional quality properties as well as encouraging exploration results from our current project portfolio. The company will continue to maintain its aggressive exploration philosophy, while investing our funds conservatively and wisely.

In closing, I wish to thank our shareholders for their support during the past year. The Company is committed to our shareholders and will continue to make every effort to increase shareholder value.

On behalf of the Board of Directors,
INTERNATIONAL NORTHAIR MINES LTD.

Frederic G. Hewett, *P.Eng.*
President & C.E.O.

June 17, 2005

EXPLORATION OVERVIEW



Sierra Rosario
La Joya
El Tesoro
Las Moras
U.S.A.
Gulf of Mexico
North Pacific Ocean

Utilizing its subsidiary, Grupo Northair de Mexico, S.A. de C.V., the Company maintains an aggressive project generation program focusing within prospective mineral belts in Mexico. Our corporate objective remains to identify, explore and develop high grade as well as bulk tonnage gold deposits; however, silver and base metals opportunities are also evaluated. We utilize an effective strategy combining belt reconnaissance exploration, submittal solicitation, and evaluation of advanced stage projects to further our goals. Although global competitor activity has increased in recent years with increased commodity prices, Mexico remains relatively under-explored. Northair's reconnaissance program, in contrast to the majority of our competitors, generally focuses in less explored yet highly prospective metallogenic provinces that we believe have a much higher opportunity for significant discovery. This approach has resulted in the Company acquiring ten projects since Grupo Northair's inception, with significant funds expended for exploration by both Northair and its various exploration partners.

PROJECT DISCUSSION

Sierra Rosario Project

In April of 2002, the Company staked the concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. During the period from April 1, 2004 to August 31, 2005, Sparton must spend $150,000 on exploration, of which $50,000 is a firm commitment.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

Sparton's ongoing aggressive field program has confirmed Northair's exploration results, and indicated that Sierra Rosario contains numerous mineralized zones. Field programs completed to date by Sparton include a combination of geological mapping of the principal mineral zones, soil and stream sediment sampling, and reconnaissance prospecting to explore other areas of the property. Over 1000 samples have been collected to date with high grade gold–silver mineralization encountered in three separate zones.

Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, are areas of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

Sparton is conducting an IP-Resistivity and VLF geophysical survey within selected areas of the property, as well as infill detail mapping and sampling of the currently defined mineralized zones. It is hoped that these programs will lead to the definition of drill targets.

Las Moras Project

The Las Moras Project was acquired in October, 2003 as a result of Northair's generative exploration program. The Company controls a contiguous land position totalling 450 hectares, comprised of a 250 hectare concession staked by Northair, and a 200 hectare concession optioned from a private owner. Acquisition costs for the private concession are US $86,000 over a four year period, with no royalties. Las Moras is located in the Sierra Madre Occidental province, approximately 100 kilometers east of Mazatlan and 120 kilometres southwest of the city of Durango. Access to the project is good, however topography within the property is very steep.

Las Moras contains andesite volcanics belonging to the Lower Volcanic Complex and rhyolite ignimbrite and pyroclastics belonging to the Upper Volcanic Complex. Two distinct mineralized zones have been discovered by Northair's exploration team to date. The primary target is a high grade gold zone referred to as La Ventana that occurs in Upper Volcanic Complex units. The La Ventana Zone is exposed in a roughly 20 by 60 metre erosional window exposing high grade gold mineralization in rhyolite volcanics intruded by a rhyolite porphyry dike or possible stock. Mineralization appears to occur within and along the contact of the rhyolite intrusive, and is associated with multiphase epithermal quartz veining and stockworking with strong primary hematite alteration. No sulfides have been observed. Although limited outcrop conceals the geometry of the deposit, mineralization as well as the emplacement of the intrusive appears to be controlled by bedding fractures within the volcanics, as well as a high angle cross cutting fault.

The Company sampled the ~20 metre long principal outcrop at La Ventana along four lines of continuous chip samples, with each line approximately 5 metres apart. Results are summarized below:

La Ventana Zone Sampling

Line	# of Samples	Total metres	Average Gold (G/T)
1	4	5.2	2.20
2	3	3.4	18.08
3	9	10.6	43.26
4	6	9.6	16.43

Surrounding the La Ventana mineralized exposure are numerous outcrops of unaltered rhyolite volcanics that may overlie mineralized intrusive. The Company has completed two soil sampling programs oriented along a surveyed grid, with samples taken on 25 metre centres. Results are positive with a > 0.1 g/t gold anomaly defined over a ~ 100 metre E-W by 150 metre N-S area. The soil results imply that the zone could be larger than exposed in the La Ventana outcrop. Although hand trenching failed to penetrate the locally thick soil cover, this zone could be further explored by geophysics and small core drills that can be disassembled for steep terrain. A stream sediment sampling program was conducted over the entire property position, with strong gold anomalies occurring in drainages below the La Ventana Zone. Further exploration is required to determine the significance of the zone.

A separate zone of copper-lead-zinc mineralization was discovered by Northair exploration teams within the property position, occurring along the contacts of an intermediate porphyry dike intruding andesite volcanics. This mineralized zone averages about 30 metres in width where observed, and has been traced on the ground for over 300 metres along strike. It is open to the west. Four representative grab samples from this zone in 2003 averaged 0.35% copper, 0.26% lead, and 0.96% zinc.

La Joya Project

The La Joya Project is located in the state of Durango, and lies within the central portion of the Sierra Madre Occidental geological province. The property was identified as a prospective gold target during the Company's regional generative program. La Joya is located approximately 110 kilometres southwest of the city of Durango. Access, topography and infrastructure are all excellent.

The property position covers an inferred rhyolitic domal complex, with several wide outlying sub-parallel wide rhyolitic dikes intruding volcanics. The dikes contain widespread high level epithermal multistage silicification with anomalous gold values. Within the dikes at least two distinct structures occur that have localized low sulfidation vein type gold and silver mineralization. Initial sampling from these structures has been positive with six samples returning gold values in excess of 1 g/t gold.

Northair's exploration to date has revealed a geologic environment similar to several well known bulk tonnage gold mines in the western United States. The Company plans additional exploration programs including regional and detailed mapping, accompanied by rock chip sampling.

El Tesoro Project

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. The project was identified during the Company's ongoing generative exploration program. Seven distinct zones of mineralization have been defined containing classic gold bearing, low sulfidation, epithermal quartz veins and associated stockworking and breccias. During the last two years, Northair has aggressively explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totalling 1832 metres. The drill program tested portions of five of the seven known gold bearing zones. Results were positive, with four of the five zones reporting significant gold and silver values. The drilling program did not however, delineate cohesive continuity of high grade gold mineralization. Consequently, the Company has terminated high cost option agreements on the four privately held concessions. Northair still maintains its wholly owned concessions within the El Tesoro property, which total nearly 3000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. Further exploration is warranted.

James R. Robinson, B.Sc.
Vice President - Exploration

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 2005 and 29 FEBRUARY 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of International Northair Mines Ltd.:

We have audited the consolidated balance sheets of International Northair Mines Ltd. (the "Company") (A Development Stage Company) as at 28 February 2005 and 29 February 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 28 February 2005 and 29 February 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Staley, Okada & Partners

Vancouver, B.C.
10 June 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

International Northair Mines Ltd.
(A Development Stage Company)

Statement 1

Consolidated Balance Sheets

Canadian Funds

ASSETS		As At 28 February 2005		As At 29 February 2004
Current				
Cash and cash equivalents	**$**	**989,869**	$	2,023,572
Accounts receivable		**20,694**		21,059
Due from related parties *(Note 8c)*		**187,020**		53,256
Prepaid expenses and deposit		**14,947**		371
		1,212,530		2,098,258
Investments - Marketable Securities *(Note 4)*		**211,262**		220,036
Property, Plant and Equipment *(Note 5)*		**83,423**		52,138
Resource Property Costs - *Schedule (Note 6)*		**384,483**		743,353
Reclamation Deposits		**7,000**		7,000
	$	**1,898,698**	$	3,120,785

LIABILITIES				
Current				
Accounts payable and accrued liabilities	**$**	**93,597**	$	68,006
Due to related parties *(Note 8c)*		**13,658**		30,147
Current portion of capital lease obligation *(Note10b)*		**8,407**		-
		115,662		98,153
Capital Lease Obligation *(Note10b)*		**16,814**		-
		132,476		98,153

SHAREHOLDERS' EQUITY				
Share Capital *(Note 7a)*		**21,150,501**		20,997,506
Contributed Surplus *(Note 7f)*		**437,683**		429,081
Deficit - *Statement 2*		**(19,821,962)**		(18,403,955)
		1,766,222		3,022,632
	$	**1,898,698**	$	3,120,785

ON BEHALF OF THE BOARD:

[signature], Director

[signature], Director

- See Accompanying Notes -

International Northair Mines Ltd. Statement 2

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Funds

		Year Ended 28 February 2005		Year Ended 29 February 2004
General and Administrative Expenses				
Salaries and benefits	$	**207,122**	$	160,857
Office and equipment rental		**104,504**		95,805
Office and general		**71,675**		83,282
Shareholder information and investor relations		**67,650**		50,267
Accounting and legal		**52,468**		41,419
Regulatory compliance		**26,728**		32,822
Travel and promotion		**22,753**		22,338
Loss on foreign exchange		**15,884**		5,608
Stock-based compensation		**18,102**		312,633
Amortization		**17,823**		7,426
Telephone		**15,320**		9,635
Transfer agent fees		**4,073**		19,856
Administrative recoveries *(Note 8a)*		**(346,137)**		(400,279)
Loss Before the Undernoted		**(277,965)**		(441,669)
Write-off of exploration costs on outside properties and properties abandoned		**(1,198,383)**		(177,896)
Gain on sale of investments		**31,731**		182,957
Brandywine property expense		**-**		(6,231)
Interest and sundry		**26,610**		28,711
Loss for the Year		**(1,418,007)**		(414,128)
Deficit - Beginning of year		**(18,403,955)**		(17,989,827)
Deficit - End of Year	$	**(19,821,962)**	$	(18,403,955)
Loss per Share - Basic and Diluted	$	**(0.11)**	$	(0.04)
Weighted Average Number of Shares Outstanding		**13,014,383**		10,411,556

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Statement 3

Consolidated Statements of Cash Flows

Canadian Funds

Cash Resources Provided By (Used In)		Year Ended 28 February 2005		Year Ended 29 February 2004
Operating Activities				
Loss for the year	$	**(1,418,007)**	$	(414,128)
Items not affecting cash:				
Gain on sale of investments		**(31,731)**		(182,957)
Stock-based compensation		**18,102**		312,633
Amortization		**17,823**		7,426
Write-off of exploration costs on outside properties and properties abandoned		**1,198,383**		177,896
		(215,430)		(99,130)
Changes in current assets and liabilities		**(138,873)**		(4,013)
		(354,303)		(103,143)
Investing Activities				
Acquisition of investments		**-**		(46,075)
Proceeds from sale of investments		**40,505**		227,391
Acquisition of property, plant and equipment		**(23,887)**		(46,033)
Resource property costs, *net*		**(839,513)**		(808,197)
		(822,895)		(672,914)
Financing Activities				
Issuance of share capital		**143,495**		2,067,767
Net Increase (Decrease) in Cash and Cash Equivalents		**(1,033,703)**		1,291,710
Cash Position - Beginning of year		**2,023,572**		731,862
Cash and Cash Equivalents - End of Year	$	**989,869**	$	2,023,572

Schedule of Non-Cash Investing and Financing Transactions				
Equipment under capital lease	$	**25,221**	$	-
Shares acquired for settlement of debt	$	**-**	$	43,500
Stock-based compensation	$	**18,102**	$	312,633
Amortization capitalized to deferred property costs	$	**-**	$	3,916

- See Accompanying Notes -

International Northair Mines Ltd. Schedule
(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Year Ended 28 February 2005	Year Ended 29 February 2004
Direct - Mineral				
Mexico				
Sierra Rosario				
Labour and supervision	$ -	$ 6,524	**$ 6,524**	$ 319
Field work and travel	-	1,471	**1,471**	-
Taxes	683	-	**683**	574
Claimstaking	-	-	**-**	(284)
Recoveries				
- Option payments	(20,000)	-	**(20,000)**	-
	(19,317)	7,995	**(11,322)**	609
El Tesoro				
Salaries and consulting	-	161,830	**161,830**	173,658
Field work	-	139,862	**139,862**	27,346
Assays	-	87,375	**87,375**	16,629
Road building	-	40,779	**40,779**	180,746
Camp and general	-	35,078	**35,078**	89,311
Travel	-	21,705	**21,705**	35,261
Taxes	7,309	-	**7,309**	10,685
Option payments	1,296	-	**1,296**	64,699
Permits and licenses	-	245	**245**	12,466
Claimstaking	-	-	**-**	5,873
Finder's fee	-	-	**-**	2,680
	8,605	486,874	**495,479**	619,354
Las Moras				
Option payment	7,827	-	**7,827**	4,405
Claimstaking	5,667	-	**5,667**	1,960
Salaries and consulting	-	5,065	**5,065**	3,878
Taxes	1,386	-	**1,386**	3,440
Field work and general	-	901	**901**	571
Assays	-	424	**424**	-
	14,880	6,390	**21,270**	14,254
La Joya				
Claimstaking	4,464	-	**4,464**	-
Salaries and consulting	-	2,553	**2,553**	-
Assaying, camp and general	-	959	**959**	-
	4,464	3,512	**7,976**	-
Balance Carry Forward	$ 8,632	$ 504,771	**$ 513,403**	$ 634,217

International Northair Mines Ltd.
(A Development Stage Company)

Schedule

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Year Ended 28 February 2005	Year Ended 29 February 2004
Balance Carried Forward	$ 8,632	$ 504,771	**$ 513,403**	$ 634,217
Direct - Mineral				
General exploration				
Salaries and consulting	-	173,076	**173,076**	84,521
Field work and travel	-	101,409	**101,409**	18,237
Assaying, camp and general	-	46,515	**46,515**	66,279
Claimstaking	5,110	-	**5,110**	-
	5,110	321,000	**326,110**	169,037
British Columbia				
General exploration and property examinations	-	-	**-**	8,859
Net Costs for the Year	13,742	825,771	**839,513**	812,113
Balance - Beginning of year	116,348	627,005	**743,353**	109,136
Write-off of exploration costs on outside properties and properties abandoned *(Note 6a)*	(106,664)	(1,091,719)	**(1,198,383)**	(177,896)
Balance – End of Year	$ 23,426	$ 361,057	**$ 384,483**	$ 743,353

- See Accompanying Notes -

Notes to Consolidated Financial Statements

28 February 2005 and 29 February 2004

Canadian Funds

---

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties, the investment in other development stage companies and in providing administration services to other development stage companies. The recovery of the Company's investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company or its investees to continue in operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

---

2. Significant Accounting Policies

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V., which is accounted for using the purchase method of accounting.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

c) *Investments and Marketable Securities*

The Company accounts for investments, in which it has a 20% or greater interest or where the Company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the Company's share of any earnings or losses of the investee. Other investments are recorded on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d) Amortization

The Company provides for amortization on the following basis:

- Office furniture and equipment - 10% to 30% declining balance
- Equipment under capital lease - over the lease term using the straight-line method

One-half of the above rate is applied in the year of acquisition.

2. Significant Accounting Policies - *Continued*

e) Mineral Exploration and Development Costs

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) Obligations Under Capital Leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its obligation. Payments made under the operating leases are expensed as incurred.

g) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital for the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h) Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

2. Significant Accounting Policies - *Continued*

i) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j) Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

i) Monetary assets and liabilities at year-end rates;
ii) All other assets and liabilities at historical rates; and
iii) Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

l) Stock-based Compensation

As encouraged by CICA Handbook Section 3870, the company enacted, prospectively, early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 March 2003.

This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

The fair value of stock options is credited to contributed surplus, as the options vest and an amount is subsequently transferred to share capital upon exercise of the related option

2. Significant Accounting Policies - *Continued*

m) Asset Retirement Obligations

Effective 1 March 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, reclamation deposits, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Investments - Marketable Securities

Details are as follows:

	2005 Net Book Value	2005 Market Value	2004 Net Book Value
Tenajon Resources Corp. * – 1,043,734 (1,219,234) shares	$ **52,982**	$ 396,619	$ 61,756
Troon Ventures Ltd. * – 402,719 (402,719) shares	**78,254**	126,857	78,254
NDT Ventures Ltd. * – 237,600 (237,600) shares	**23,760**	35,640	23,760
Samba Gold Inc. (formerly Kaieteur Resources Ltd.) – 10,000 (10,000) shares	**1,600**	3,700	1,600
Stornoway Diamond Corporation * – 180,000 (180,000) shares	**54,666**	327,600	54,666
	$ **211,262**	$ 890,416	$ 220,036

Investments are recorded at the lower of cost or market and represent less than a 10% interest in the respective companies.

* Have certain directors and officers in common with the Company.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**2005 Net Book Value**	2004 Net Book Value
Office furniture and equipment	$ 106,252	$ 48,050	**$ 58,202**	$ 52,138
Equipment under capital lease	25,221	-	**25,221**	-
	$ 131,473	$ 48,050	**$ 83,423**	$ 52,138

6. Resource Property Costs

a) Details are as follows:

	Acquisition	Exploration	**Total 2005**	Total 2004
Mexico Properties				
- Sierra Rosario	$ (18,743)	$ 15,111	**$ (3,632)**	$ 7,690
- El Tesoro	13,020	331,595	**344,615**	710,684
- El Tropico	-	-	**-**	10,722
- Las Moras	24,685	10,839	**35,524**	14,257
- La Joya	4,464	3,512	**7,976**	-
	$ 23,426	$ 361,057	**$ 384,483**	$ 743,353

The current year write-off of exploration costs on outside properties and properties abandoned consisted of:

Mexico - General exploration and property examinations	$ 313,149
El Tesoro, Mexico	874,512
El Tropico, Mexico	10,722
	$ 1,198,383

b) **Sierra Rosario, Mexico**

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). By letter of intent dated 11 March 2004, the Company granted Sparton Resources Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures	
Upon signing the agreement (received)	$ 20,000	-	$ -	
On or before 11 March 2005 (received)	15,000	75,000	-	
On or before 31 August 2005	-	-	150,000	*
On or before 11 March 2006	20,000	100,000	150,000	
On or before 11 March 2007	25,000	100,000	200,000	
On or before 11 March 2008	50,000	-	300,000	
	$ 130,000	275,000	$ 800,000	

* $50,000 of the $150,000 is a firm commitment.

6. Resource Property Costs - *Continued*

b) **Sierra Rosario, Mexico** – *Continued*

By letter agreement dated 8 March 2005, the Company and Sparton agreed to extend the deadline to meet the first year of expenditures from 11 March 2005 to 31 August 2005.

c) **El Tesoro, Mexico**

The Company acquired a large property position located in the State of Durango, Mexico, consisting of four concessions by staking and an additional four concessions by option agreements.

In March 2005, the Company terminated the option agreements relating to the Guadalupe, Dos Hermanos, Santo Niño and La Esperanza mineral concessions. In anticipation of this decision, the Company wrote-off related exploration and acquisition costs of $874,512 during the year ended 28 February 2005.

The Company continues to maintain its interest in four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, that were acquired by staking. These mineral concessions are located in Pueblo Nuevo Municipality, State of Durango, Mexico.

d) **El Tropico**

During the prior year, the Company acquired, by staking, certain mineral concessions known as El Tropico and El Tropico 1, located in the State of Sinaloa, Mexico. During the current year, the Company abandoned the El Tropico property and wrote-off all capitalized acquisition and exploration costs.

e) **Las Moras, Mexico**

By letter of intent dated 16 October 2003, the Company has an option to earn a 100% interest in certain mineral concessions known as Las Moras located in the State of Durango, Mexico. The Company must make payments of US$86,000 (US$9,000 paid) in stages over four years. The Company also staked concessions covering grounds adjacent to the privately held concession.

f) **La Joya, Mexico**

During the current year, the Company acquired, by staking, a concession in the state of Durango, Mexico, known as the La Joya Project.

7. Share Capital

a) Details are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and outstanding:			
Balance - 28 February 2003	8,529,964	$	18,929,739
Short form offering	3,636,363		2,000,000
Corporate finance shares	65,000		-
Exercise of options	220,000		44,500
Exercise of warrants	380,020		226,186
Share issuance costs	-		(202,919)
Balance - 29 February 2004	12,831,347		20,997,506
Exercise of options	30,000		18,500
Exercise of warrants	165,825		124,995
Fair value of stock options exercised *(Note 7f)*	-		9,500
Balance - 28 February 2005	13,027,172	$	21,150,501

b) During the prior fiscal year, the Company increased its authorized share capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value. During the current fiscal year, the Company received shareholder and regulatory approval to increase its authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

c) During the year ended 29 February 2004, the Company issued 3,636,363 units for gross proceeds of $2,000,000 by way of a Short Form Offering. Each unit consisted of one common share and one share purchase warrant. Two warrants entitled the holder to purchase one additional share at $0.80 per share until 30 September 2004 (subsequently extended to 30 September 2005). The agent was paid a cash commission of $160,000 and was issued 436,364 agent's warrants. Each agent's warrant entitled the agent to purchase one common share at $0.60 per share until 30 September 2004 (a total of 343,791 agent's warrants expired without exercise). The agent was paid an administration fee of $5,000 and issued 65,000 units as a corporate finance fee. Each corporate finance unit consisted of one common share and one corporate finance warrant. Two corporate finance warrants entitled the agent to purchase one common share at $0.60 per share until 30 September 2004 (a total of 21,125 warrants issued as a corporate finance fee expired without exercise).

7. Share Capital - *Continued*

d) Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,705,992 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

As at 28 February 2005, the Company had 1,200,000 incentive stock options outstanding as follows:

	Opening Balance	Granted	Exercised/ Cancelled	Ending Balance	Exercise Price	Expiry
Directors and officers	50,000	-	-	50,000	$0.21	15 August 2005
Directors and officers	75,000	-	-	75,000	$0.15	17 October 2006
Directors and officers	315,000	-	-	315,000	$0.25	17 July 2007
Employees	15,000	-	(5,000)	10,000	$0.25	17 July 2007
Consultant	5,000	-	-	5,000	$0.40	5 June 2008
Directors and officers	610,000	-	(25,000)	585,000	$0.69	21 October 2008
Employees	75,000	-	-	75,000	$0.69	21 October 2008
Employee	100,000	-	(100,000)	-	$0.69	12 November 2008
Consultant	20,000	-	-	20,000	$1.20	8 January 2009
Directors and officers	-	65,000	(15,000)	50,000	$0.40	17 June 2009
Employees	-	15,000	-	15,000	$0.40	17 June 2009
	1,265,000	80,000	(145,000)	1,200,000		

During the year ended 28 February 2005, the Company granted options to purchase up to 80,000 shares of the Company's stock to employees and non-employees of the Company at an exercise price of $0.40. A fair value of the options of $18,102 *(Note 7f)* has been recorded in the Company accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	62.5%
Risk free interest rate	4.27%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

Subsequent to the year-end, the Company granted 50,000 stock options to an employee of the Company. These stock options are exercisable at $0.35 per share and expire 15 March 2010.

7. Share Capital - *Continued*

e) **Warrants**

As at 28 February 2005, the Company has 1,493,931 (2004 – 2,023,421) warrants outstanding as follows:

Number	Price per share	Expiry date
1,493,931*	$0.80	30 September 2005

* Represents the number of common shares to be acquired upon exercise.

f) **Contributed Surplus**

	2005	2004
Balance - Beginning of the year	$ 429,081	$ 116,448
Fair value of stock-based compensation *(Note 6d)*	18,102	312,633
Fair value of stock options exercised – transferred to share capital	(9,500)	-
Balance - End of the year	$ 437,683	$ 429,081

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $346,137 (2004 - $400,279) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $258,000 (2004 - $258,000) were paid to two directors of the Company. The Company recovered $197,879 (2004 - $198,885) based on time spent, from companies with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

d) Gain on the sale of securities of $31,731 (2004 - $157,173) resulted from the sale of shares of a company with certain directors in common.

e) Troon Ventures Ltd., Tenajon Resources Ltd., Stornoway Diamond Corp. (formerly Northern Empire Minerals Ltd.), Sherwood Mining Corporation and NDT Ventures Ltd. have certain directors and officers in common with the Company.

f) During the year, directors and officers acquired Nil (2004 – 252,647) shares of the Company for proceeds of $Nil (2004 – $55,562).

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2005	2004	**2005**	2004	**2005**	2004
Loss for the year	**$ 1,275,066**	$ 363,854	**$ 167,886**	$ 50,274	**$ 1,418,007**	$ 414,128
Identifiable assets	**$ 1,512,163**	$ 2,375,661	**$ 386,535**	$ 745,124	**$ 1,898,698**	$ 3,120,785
Administrative expenses	**$ 257,656**	$ 427,267	**$ 20,309**	$ 14,402	**$ 277,965**	$ 441,669

10. Lease Obligations

a) The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2006	$ 108,518
2007	$ 115,752
2008	$ 115,752
2009	$ 135,031
2010	$ 135,031

The Company has a sub-lease agreement with Strongbow Exploration Inc., a company with certain officer in common. The Company may recover approximately two-thirds of the annual rent commitment.

b) The Company has certain asset classified as capital lease and the cost applicable is included in property, plant and equipment *(Note 5)*. Future minimum lease payments with remaining terms in excess of one year are as follows:

2006	$ 8,407
2007	8,407
2008	8,407
Total minimum lease payments	25,221
Less: Current portion	(8,407)
Long-term portion	$ 16,814

11. Income Taxes

The Company has incurred certain resource related expenditures of approximately $5,521,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable capital losses for tax purposes of approximately $978,000 which may be carried forward indefinitely. These losses may be used to reduce taxable capital gains in future years.

The Company has allowable non-capital losses for tax purposes of approximately $247,000 as follows:

2011	$	34,000
2015	$	213,000
	$	247,000

The potential future tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Form 51-102F1
Annual Management Discussion and Analysis
For
International Northair Mines Ltd.
("Northair" or the "Company")

Containing Information up to and including June 14, 2005

This Annual Management Discussion and Analysis complements and supplements, but does not form part of Northair's financial statements. Therefore, the following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements for the years ended February 28, 2005 and February 29, 2004 (and 2003 as applicable) together with the notes thereto. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Overall Performance

Northair's principal operating segment is the acquisition, exploration and development of natural resource properties primarily in Mexico.

In addition, Northair provides management and administrative services to other resource companies, including but not limited to, NDT Ventures Ltd, Stornoway Diamond Corporation, Sherwood Mining Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to the Northair through directors and/or shareholders in common. (See "Transactions with Related Parties").

The Company's operations during the year ended February 28, 2005 produced a total loss of $1,418,007 or $0.11 per share as compared to a loss of $414,128 or $0.04 per share for 2004. Identifiable assets decreased to $1,898,698 in 2005 from $3,120,785 in 2004. Administrative expenses, net of recoveries from the Northair Group were $277,965 in 2005, as compared to $441,669 in 2004.

Details on the geographical segments are as follows:

	Canada		Mexico		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Loss for the year	**$ 1,250,121**	**$ 363,854**	**$ 167,886**	**$ 50,274**	**$ 1,418,007**	**$ 414,128**
Identifiable assets	**1,512,163**	**2,375,661**	**386,535**	**745,124**	**1,898,698**	**3,120,785**
Administrative expenses	**257,656**	**427,267**	**20,309**	**14,402**	**277,965**	**441.669**

The significant increase in the Company's loss from 2004 is due to the write-off of exploration costs on outside properties and properties abandoned. In 2005, these write-offs totaled $1,198,383 (2004 – $177,896).

Neither Northair nor any of the companies within the Northair Group have a recent history of profitable operations and all are development stage companies. As such, Northair and most of the related companies in the Northair Group are subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company's operations are affected in varying degrees by Mexican government regulations (both state and federal), including those with respect to restrictions on foreign investment, production, price controls, export controls, income taxes, and expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is frequently in a state of change and new laws, regulations and requirements may be retroactive in their effect and implementation. Northair's operations may also be effected in varying degrees by political and economic instability, economic and other sanctions imposed by other nations on Canada or Mexico, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

To mitigate some of these factors, the Company maintains its head office in Vancouver, Canada. With the exception of short term operational requirements for its subsidiary, Grupo Northair de Mexico, S.A. de C.V., funds are maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its U.S. based Vice President, Exploration, the Company hires consultants as necessary to provide geological and other services. Overhead costs in Mexico compare favorably with Canada and the political and economic climate is considered by the Company to be stable.

Given the early stage of its operations, there is no assurance that Northair will be successful in achieving a return on shareholders' investment. The Company's financial success is dependent on the acquisition of properties which could be economically viable to develop.

Mineral exploration is a speculative venture. There is no certainty that money spent on exploration and development will result in the discovery of an economic ore body. There is no assurance that Northair's exploration activities will result in any discoveries of commercial bodies of ore. The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

James R. Robinson, Vice President, Exploration devotes all of his time and attention to the Company's exploration and development activities. Fred G. Hewett, President and Chief Executive Officer devotes 50% of his time to the Company's affairs. The remaining members of management devote less than 50% of their attention to the Company's activities. The loss of the services of any of its management could have a material adverse effect on the Company. To date, the Company has not engaged in succession planning.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

In the previous year (2004), the Company changed its accounting policy for recording stock based compensation and other stock based payments, as recommended by the Canadian Institute of Chartered Accountants. The new generally accepted accounting principle requires that all stock options granted, whether to employees or non-employees, be measured and recognized using a fair value based method. In prior years, stock options were recognized when made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

During the year ended February 28, 2005, the Company granted options to purchase up to 80,000 shares to employees and non-employees (insiders and consultants) at exercise price of $0.40 per share. A fair value of the options of $18,102 has been recorded.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected stock price volatility	62.5%
Risk free interest rate	4.27%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions, particularly with respect to the estimate of the price volatility of the Company's shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore pricing models, including Black-Scholes, do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Subsequent to year-end, the Company granted options to purchase up to 50,000 shares of the Company at $0.35 expiring on March 15, 2010.

In recent years securities markets have experienced extremes in price and volume volatility. The Company has recognized gains on the sale of some of its investments and the size of its write down of investments has declined over the past 3 years. The market price of securities of many development stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any quoted market for any of the Company's portfolio of investments as well as the Company's shares will be subject to market trends generally and the value of the Company's investments and its own shares may be affected by such volatility.

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and their related notes.

	YEAR ENDED		
	February 28, 2005	**February 29, 2004**	**February 28, 2003**
Total revenue	$ Nil	$ Nil	$ Nil
General and administrative expenses, net	277,965	441,669	2,358
Write off of exploration costs on outside properties and properties abandoned	1,198,383	177,896	257,477
Write down of investments	Nil	Nil	7,866
Gain on sale of investments	31,731	182,957	122,316
Income (loss) from continuing operations:			
- In total	(1,418,007)	(414,128)	(136,290)
- Basic and diluted loss per Share	(0.11)	(0.04)	($0.02)
Net income (loss):			
- In total	(1,418,007)	(414,128)	(136,290)
- Basic and diluted loss per Share	(0.11)	(0.04)	(0.02)
Total Assets	1,898,698	3,120,785	1,147,284
Total long-term financial liabilities	Nil	Nil	Nil

Results of Operations

The Company's loss was $1,418,007 in the 2005 fiscal year or $0.11 loss per share, as compared to a loss of $414,128 or $0.04 loss per share, for the comparative 2004 year. The significant increase in the Company's loss from 2004 is due to the write-off of exploration costs on outside properties and properties abandoned. In 2005, these write-offs totaled $1,198,383 (2004 – $177,896).

The current year write-off of resource property costs on outside properties and properties abandoned consisted of general exploration and property examinations in Mexico of $313,149 as well as $874,512 in costs associated with the El Tesoro project in Mexico. In March 2005, the Company terminated the option agreements relating to the Guadalupe, Dos Hermanos, Santa Nino and La Esperanza mineral concessions. In anticipation of this decision, the Company wrote-off related exploration and acquisition costs of $874,512 during the year ended February 28, 2005.

Administrative expenses after recoveries decreased from $441,669 in 2004 to $277,965 for the year ending February

28, 2005. A significant portion of this decrease can be attributed to the reduction of stock based compensation from $312,633 in 2004 to just $18,102 in the current year as fewer options were granted in 2005 than were granted in 2004. Salary and benefit expense increased by approximately 29% to $207,122 from $160,857 in 2004 as the Company hired additional office and accounting staff. Shareholder information and investor relations increased from $50,267 in 2004 to $67,650 in the current year due to its continuing commitment to improve investor awareness through conference and industry trade shows. Accounting and legal expense increased by approximately 27% from $41,419 in 2004 to $52,468 in the current year. This increase was due to more legal representation costs in Mexico, as well as additional legal expense for the drafting of agreements.

Pursuant to a management service agreement with other resource companies related by virtue of common directors and officers, the Company recovers a portion of their administrative costs on a monthly basis. Miscellaneous charges, like postage and copying, are recovered on the basis of actual usage by the individual companies. Salaries of officers and senior management are allocated to the other companies based on time. The recoveries received under the terms of these administrative agreements reduce the Company's operating expenses. In 2005 administrative recoveries decreased by 14% from $400,279 in 2004 to $346,137 in the current year. This decline is indicative of the activity level of the other companies governed by the management service agreement.

Exploration Update

During the past fiscal year, the Company has continued its Mexican exploration focus. The generative program has been intensified and has successfully identified several potential acquisition candidates. Exploration activities also continued on a number of the Company's projects with encouraging results.

During the first quarter of fiscal 2005, Northair conducted an initial drill program at the El Tesoro Project in Durango. Although results were generally positive, they failed to demonstrate continuity of high grade gold within the numerous vein systems. The Company concluded that the exploration results did not justify continued high option payments on the four privately held concessions. Although these four option agreements were terminated, Northair maintains its wholly owned concessions which total nearly 3000 hectares within the property. This remaining property position controls the un-drilled G Zone, as well as prospective ground containing stream sediment anomalies. The Company is presently assessing its plans for the property.

At the Sierra Rosario Project in Sinaloa, Sparton Resources Inc., who has an option to earn a 51% interest from the Company, is currently engaged in an exploration program. Sparton has reported encouraging exploration results from new zones of mineralization within the property, and have indicated that drilling is anticipated.

Exploration work completed at the Company's Las Moras Project in Durango, has defined a high grade gold zone which is exposed only in limited outcrop. An expanded soil sampling grid program over this zone has defined an approximate 150 x 100 meter area exceeding 0.1 g/t gold, indicating that the zone could be larger than exposed. Further work is necessary to confirm the significance of this occurrence.

Overview

Utilizing its subsidiary, Grupo Northair de Mexico, S.A. de C.V., the Company maintains an project generation program focusing within prospective mineral belts in Mexico. Our corporate objective remains to identify, explore and develop high grade as well as bulk tonnage gold deposits; however, silver and base metals opportunities are also evaluated. We utilize an effective strategy combining belt reconnaissance exploration, submittal solicitation, and evaluation of advanced stage projects to further our goals. Although global competitor activity has increased in recent years with increased commodity prices, Mexico remains relatively under-explored. Northair's reconnaissance program, in contrast to the majority of our competitors, generally focuses in less explored yet highly prospective metallogenic provinces that we believe have a much higher opportunity for significant discovery. This approach has resulted in the Company acquiring ten projects since Grupo Northair's inception, with significant funds expended for exploration by both Northair and its various exploration partners.

Sierra Rosario Project

In April of 2002, the Company staked the concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. During the period from April 1, 2004 to August 31, 2005, Sparton must spend $150,000 on exploration, of which $50,000 is a firm commitment.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

Sparton's ongoing field program has confirmed Northair's exploration results, and indicated that Sierra Rosario contains numerous mineralized zones. Field programs completed to date by Sparton include a combination of geological mapping of the principal mineral zones, soil and stream sediment sampling, and reconnaissance prospecting to explore other areas of the property. Over 1000 samples have been collected to date with high grade gold–silver mineralization encountered in three separate zones.

Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, are areas of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

Sparton is conducting an IP-Resistivity and VLF geophysical survey within selected areas of the property, as well as infill detail mapping and sampling of the currently defined mineralized zones. It is hoped that these programs will lead to the definition of drill targets.

Las Moras

The Las Moras Project was acquired in October, 2003 as a result of Northair's generative exploration program. The Company controls a contiguous land position totaling 450 hectares, comprised of a 250 hectare concession staked by Northair, and a 200 hectare concession optioned from a private owner. Acquisition costs for the private concession are US $86,000 over a four year period, with no royalties. Las Moras is located in the Sierra Madre Occidental province, approximately 100 kilometers east of Mazatlan and 120 kilometres southwest of the city of Durango. Access to the project is good, however topography within the property is very steep.

Las Moras contains andesite volcanics belonging to the Lower Volcanic Complex and rhyolite ignimbrite and pyroclastics belonging to the Upper Volcanic Complex. Two distinct mineralized zones have been discovered by Northair's exploration team to date. The primary target is a high grade gold zone referred to as La Ventana that occurs in Upper Volcanic Complex units. The La Ventana Zone is exposed in a roughly 20 by 60 metre erosional window exposing high grade gold mineralization in rhyolite volcanics intruded by a rhyolite porphyry dike or possible stock. Mineralization appears to occur within and along the contact of the rhyolite intrusive, and is associated with multiphase epithermal quartz veining and stockworking with strong primary hematite alteration. No sulfides have been observed. Although limited outcrop conceals the geometry of the deposit, mineralization as well as the emplacement of the intrusive appears to be controlled by bedding fractures within the volcanics, as well as a high angle cross cutting fault.

The Company sampled the ~20 metre long principal outcrop at La Ventana along four lines of continuous chip samples, with each line approximately 5 metres apart. Results are summarized below:

La Ventana Zone Sampling

Line	# of Samples	Total metres	Average Gold (G/T)
1	4	5.2	2.20
2	3	3.4	18.08
3	9	10.6	43.26
4	6	9.6	16.43

Surrounding the La Ventana mineralized exposure are numerous outcrops of unaltered rhyolite volcanics that may overlie mineralized intrusive. The Company has completed two soil sampling programs oriented along a surveyed grid, with samples taken on 25 metre centres. Results are positive with a > 0.1 g/t gold anomaly defined over a ~ 100 metre E-W by 150 metre N-S area. The soil results imply that the zone could be larger than exposed in the La Ventana outcrop. Although hand trenching failed to penetrate the locally thick soil cover, this zone could be further explored by geophysics and small core drills that can be disassembled for steep terrain. A stream sediment sampling program was conducted over the entire property position, with strong gold anomalies occurring in drainages below the La Ventana Zone. Further exploration is required to determine the significance of the zone.

A separate zone of copper-lead-zinc mineralization was discovered by Northair exploration teams within the property position, occurring along the contacts of an intermediate porphyry dike intruding andesite volcanics. This mineralized zone averages about 30 metres in width where observed, and has been traced on the ground for over 300 metres along strike. It is open to the west. Four representative grab samples from this zone in 2003 averaged 0.35% copper, 0.26% lead, and 0.96% zinc.

La Joya

The La Joya Project is located in the state of Durango, and lies within the central portion of the Sierra Madre Occidental geological province. The property was identified as a prospective gold target during the Company's regional generative program. La Joya is located approximately 110 kilometres southwest of the city of Durango. Access, topography and infrastructure are all excellent.

The property position covers an inferred rhyolitic domal complex, with several wide outlying sub-parallel wide rhyolitic dikes intruding volcanics. The dikes contain widespread high level epithermal multistage silicification with anomalous gold values. Within the dikes at least two distinct structures occur that have localized low sulfidation vein type gold and silver mineralization. Initial sampling from these structures has been positive with six samples returning gold values in excess of 1 g/t gold.

Northair's exploration to date has revealed a geologic environment similar to several well known bulk tonnage gold mines in the western United States. The Company plans additional exploration programs including regional and detailed mapping, accompanied by rock chip sampling.

El Tesoro

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. The project was identified during the Company's ongoing generative exploration program. Seven distinct zones of mineralization have been defined containing classic gold bearing, low sulfidation, epithermal quartz veins and associated stockworking and breccias. During the last two years, Northair has explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totaling 1832 metres. The drill program tested portions of five of the seven known gold bearing zones. Results were positive, with four of the five zones reporting gold and silver values. The drilling program did not however, delineate cohesive continuity of high grade gold mineralization. Consequently, the Company has terminated high cost option agreements on the four privately held concessions. Northair still maintains its wholly owned concessions within the El Tesoro property, which total nearly 3000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. Further exploration is warranted.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management. Northair's interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share[1] from Continued Operation and Net Income (loss)	Fully Diluted Loss per share[1] - from Continued Operation and Net Income (loss)
	Nil	$ (963,031)	$ (0.07)	$ (0.07)
3Q 2005	Nil	(137,198)	(0.01)	(0.01)
2Q 2005	Nil	(192,566)	(0.01)	(0.01)
1Q 2005	Nil	(125,212)	(0.01)	(0.01)
4Q 2004	Nil	(342,509)	(0.04)	(0.04)
3Q 2004	Nil	(58,248)	(0.01)	(0.01)
2Q 2004	Nil	(29,420)	(0.00)	(0.00)
1Q 2004	Nil	16,049	(0.00)	(0.00)

(1) Based on the treasury share method for calculating diluted earnings.

The Company's exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season. Accordingly, the Company's administrative expenses will typically decline for the same period. The Company's practice is to write-off resources properties when the property is of no further interest and displays limited economic potential. These write-offs affect the Company's quarterly results.

In addition, the Company's quarterly results from operations are also affected by the market for securities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase. Stronger capital markets in 2005 and 2004 allowed the Company to realize gains from the sale of investments during the years ending February 28, 2005 ($31,731) and February 29, 2004 ($182,957). These gains offset the Company's administrative expenses, and contribute to an overall reduction in the Company's reported quarterly and annual losses.

Fourth Quarter

The Company's loss was significantly higher in the fourth quarter of 2005 due to the write-off of resource property costs on outside properties and properties abandoned consisting of general exploration and property examinations in Mexico of $313,149 as well as $874,512 in costs associated with the El Tesoro project in Mexico. In March 2005, the Company terminated the option agreements relating to the Guadalupe, Dos Hermanos, Santa Nino and La Esperanza mineral concessions. In anticipation of this decision, the Company wrote-off related exploration and acquisition costs of $874,512 during the year ended February 28, 2005.

Administrative recoveries remained consistent from period to period, with the Company recovering $87,666 in the fourth quarter as compared to $85,395 in the third quarter of 2005 and $96,883 in the fourth quarter of 2004. The Company realized additional gains on the sale of marketable securities, recognizing a gain of $31,666 in the fourth quarter of 2005, for a year to date realized gain of $31,731. The Company recognized a gain of $182,957 from the sale of marketable securities during the year ending February 29, 2004.

Liquidity

Working capital as at February 28, 2005 was $1,096,868 as compared to $2,000,105 at February 29, 2004. Cash and cash equivalents decreased during the year by $1,033,703 to $989,869 at February 28, 2005. The reduction in cash and working capital can be attributed to the expenditures on resource properties in Mexico. The Company realized $143,495 during the current year from the sale of common shares as well as option and warrant exercises. In the preceding year, the Company's proceeds from financing activities totaled $2,067,767. The Company spent $354,303 on operations in the current year (2004 - $103,143).

The Company spent $839,513 to acquire and explore resource properties during the year ending February 28, 2005, with significant expenditures in Mexico. These expenditures are similar to the previous year's expenditures of $808,197. The Company received proceeds from the sale of investments totaling $40,505, as compared to $227,391 in the previous year.

The Company has a lease agreement for its office space. The minimum annual commitment for rental expenses (excluding operating expenses) for the leased premises is $108,518 until 2006. The Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transaction with Related Parties").

Capital Resources

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 28, 2005 and February 28, 2004 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Common Shares

Northair's authorized capital is 100,000,000 common shares without par value. As at June 14, 2005, there are 13,027,172 common shares issued and outstanding.

Warrants

As at June 14, 2005, the Company had 1,493,931 warrants outstanding as follows:

Number	Price per share	Expiry date
1,493,931*	$0.80	30 September 2005

* Represents the number of common shares to be acquired upon exercise.

Options

As at June 14, 2005, the Company had 1,250,000 incentive stock options outstanding as follows:

	Opening Balance	Granted	Exercised/ Cancelled	Ending Balance	Exercise Price	Expiry
Directors and officers	50,000	-	-	50,000	$0.21	August 15, 2005
Directors and officers	75,000	-	-	75,000	0.15	October 17, 2006
Directors and officers	315,000	-	-	315,000	0.25	July 17, 2007
Employees	15,000	-	(5,000)	10,000	0.25	July 17, 2007
Consultant	5,000	-	-	5,000	0.40	June 5, 2008
Directors and officers	610,000	-	(25,000)	585,000	0.69	October 21, 2008
Employees	75,000	-	-	75,000	0.69	October 21, 2008
Employee	100,000	-	(100,000)	-	0.69	November 12, 2008
Consultant	20,000	-	-	20,000	1.20	January 8, 2009
Directors and officers	-	65,000	(15,000)	50,000	0.40	June 17, 2009
Employees	-	15,000	-	15,000	0.40	June 17, 2009
Employees		50,000	-	50,000	0.35	March 15, 2010
	1,265,000	80,000	(145,000)	1,200,000		

Transactions with Related Parties

Pursuant to various agreements, Northair recovers administrative fees (fixed annually and paid monthly) from the Group. Certain services, such as mineral exploration and public relations, provided by Northair personnel are recovered on a specified charge-out rate. Other miscellaneous costs such as postage and photocopying are recovered on an actual usage basis from each company.

Details of related party transactions are as follows:

i. Administrative recoveries of $346,137 (2004 - $400,279) are primarily recovered from various companies with certain directors in common.

ii. Total salaries of $258,000 (2004 - $258,000) were paid to two directors of the Company. The Company recovered $197,879 (2004 - $198,885) based on time spent, from companies with certain directors in common.

iii. As at February 28, 2005 amounts due to related parties totalled $13,658 (2004 – $30,147). These amounts owing are for expense reimbursements and are payable to various companies with directors in common. The amounts are non-interest bearing and are payable within the following year.

iv. As at February 28, 2005 amounts due from related parties totalled $187,020 (2004 – $53,256). These amounts receivable are for expense reimbursements and are receivable from various companies with directors in common. The amounts are non-interest bearing and are payable within the following year.

v. Gain on the sale of securities of $31,731 (2004 - $157,173) resulted from the sale of shares of a company with certain directors in common.

vi. Troon Ventures Ltd., Tenajon Resources Ltd., Stornoway Diamond Corp. (formerly Northern Empire Minerals Ltd.), Sherwood Mining Corporation and NDT Ventures Ltd. have certain directors and officers in common with the Company.

vii. During the year, directors and officers acquired Nil (2004 – 252,647) shares of the Company for proceeds of $Nil (2004 – $55,562).

New Business Corporations Act

The new Business Corporations Act (British Columbia) came into effect on March 29, 2004. At the Annual and Special General Meeting held on July 20, 2004, shareholders approved a special resolution that, among other things, increased the authorized capital to an unlimited number of common shares without par value and adopted new Articles. Management believes that the changes will assist the Company to be more efficient, flexible and cost-effective with respect to managing its affairs under the new B.C. Act. The special rights and restrictions attached to the Company's shares will not change as a result of the proposed alteration of the authorized capital of the Company. The proposed amendments took effect on November 2, 2004, the date and at the time the Notice of Articles was filed with the Registrar of Companies.

Changes in Accounting Policies

Asset Retirement Obligations

Effective 1 March 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Obligations under Capital Leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its obligation. Payments made under the operating leases are expensed as incurred.

Financial Instruments and Other Instruments

Northair's financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable. Unless otherwise noted, it is management's opinion that Northair is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Northair has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair is on SEDAR at www.sedar.com

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod
Chairman of the Board & Director

Frederic G. Hewett, *P.Eng.*
President, Chief Executive Officer & Director

D. Bruce McLeod, *P.Eng.*
Vice President & Director

John E. Robins, *P.Geo.*
Director

Reginald J. Stranks
Director

James R. Robinson, *B.Sc.*
Vice President – Exploration

David Douglas, *CA*
Corporate Secretary

SENIOR STAFF

David Visagie, *P.Geo.*
Group Exploration Manager

Zara Boldt, *B.A.,CGA*
Controller

EXECUTIVE OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA
Tel: (604) 687-7545; Fax: (604) 689-5041

WEB SITE: www.northair.com/international

E-MAIL ADDRESS: info@northair.com

EXPLORATION OFFICE

3552 East Fremont Place
Littleton, CO, 80122, USA
Tel: (303) 694-7290; Fax: (303) 770-0356

REGISTERED OFFICE

Suite 1000, 595 Howe Street
Vancouver, B.C., V6C 2T5, CANADA

SOLICITORS

DuMoulin Black
Vancouver, B.C., CANADA

Moya Flores & Associates
Mexico City, MEXICO

AUDITORS

Staley, Okada & Partners
Vancouver, B.C., CANADA

BANKERS

Bank of Montreal
Vancouver, B.C., CANADA

TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, B.C., V6C 3B8, CANADA
Tel: (604) 689-9853; Fax: (604) 689-8144
Email: pacific@pctc.com

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